SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549

                                                Schedule 13D**

                        Under the Securities Exchange Act of 1934
                                              (Amendment No. 2)*

                                        Miller Building Systems, Inc.
                                               (Name of Issuer)

                                         Common Stock, $.01 par value
                                        (Title of Class of Securities)

                                                   600404 10 7
                                                (CUSIP Number)

                                            Howard Friedman, Esq.
                                               Altheimer & Gray
                                            10 South Wacker Drive
                                                  Suite 4000
                                           Chicago, Illinois  60606
                                                (312) 715-4030

                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

November 21, 1995
(Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

           Check the following box if a fee is being paid with the statement.

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 293,500 which constitutes approximately 9.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,173,963 shares outstanding.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           1.   Name of Reporting Person:

               S.S or I.R.S. Identification No. of Above Person:

               Individual Retirement Accounts for the benefit of
Ronald L.  Chez      ###-##-####

           2.   Check the Appropriate Box if a Member of a Group:
                 (a)

               (b)

           3.   SEC Use Only

           4.   Source of Funds:  PF

           5.   Check box if Disclosure of Legal Proceedings is
                 Required Pursuant to Items 2(e) or 2(f):

           6.   Citizenship or Place of Organization:  United States
               Citizen
               Number of
               Shares
               Beneficially
               Owned By
               Each
               Reporting
               Person
               With

           7.   Sole Voting Power:  288,500

           8.   Shared Voting Power:  5,000

           9.   Sole Dispositive Power:  288,500

           10.  Shared Dispositive Power:  5,000

           11.  Aggregate Amount Beneficially Owned by Each Reporting
               Person:
                   293,500

           12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           13.  Percent of Class Represented by Amount in Row (11):
               9.0%

           14.  Type of Reporting Person:  IN

           Pursuant to Rule 13d-2 of Regulation 13D-G of the
     General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the Act"), the undersigned Ronald L. Chez (the "Reporting Person") hereby files this Amendment No. 2 ("Amendment No. 2"), to the original Schedule 13D Statement ("Original Statement") dated February 7, 1994, as amendment by Amendment No 1 dated September 6, 1995 (the "Schedule 13D"), relating to the common stock, $.01 par value per share of Miller Building Systems, Inc., a Delaware Corporation. Unless otherwise indicated herein, all capitalized terms used herein shall have the same meanings ascribed to them in the Schedule 13D. Unless otherwise indicated herein, there are no material changes in the information set forth in the Schedule 13D.

           Item 4. Purpose of Transaction, is hereby amended and restated to read in its entirety as follows:

           The Reporting Person acquired the shares of Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Person has had, and may have in the future, discussions based on publicly available information with management of the Issuer, its customers and trade sources concerning the Issuer's recent operating history and general business outlook and prospects, which discussions have included a very tentative and exploratory discussion of a possible purchase of the Issuer.

           The Reporting Person may pursue activities and further discussions to the extent he believes they will enhance shareholder value.

           The Reporting Person has, at this time, formulated no specific plans as to an acquisition or a restructuring of the Issuer. However, the reporting person intends to contact and/or engage an investment banking firm and directly or through such firm or other agents explore the possibility of finding a party willing to acquire the Issuer. The purpose of these activities would be, if an acceptable proposal can be obtained, to facilitate a sale of the Issuer. Such a sale may result in a merger or reorganization of the Issuer or its subsidiaries, a change in the present board of directors or management of the Issuer, a material change in the present capitalization of the Issuer, a change in the Issuer's charter or by-laws or other similar matters.

           Depending on market conditions, the results of the efforts described above and other factors that he may deem material to his investment decision, the Reporting Person may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now owns or hereafter may acquire. Any such future decisions will be made by the Reporting Person in light of the then current financial condition and prospects of the Issuer, the market value of the Stock, the financial condition of the Reporting Person and other relevant factors.

           Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
     (j) of Item 4 of Schedule 13D.

                                                  SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Dated:   November 22, 1995


                                                 /s/Ronald L. Chez
                                                 Ronald L. Chez

     /TEXT
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